Exhibit 99.1

IceCure Medical Announces Receipt of Nasdaq Minimum Bid Price Notification

CAESAREA, ISRAEL, November 14, 2025 – IceCure Medical Ltd. (Nasdaq: ICCM) (the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced that it has received a written notice (the “Notice”) from Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. The Notice has no immediate effect on the Company’s Nasdaq listing or the trading of its ordinary shares, and during the grace period, as may be extended, the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “ICCM”.

According to the Notice, the Company has until  May 11, 2026, to regain compliance with the minimum bid price requirement. The Company can regain compliance if at any time during this 180-day period the closing bid price of its ordinary shares is at least $1.00 for a minimum of ten consecutive business days, in which case the Company will be provided with written confirmation of compliance and this matter will be closed.

In the event that the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period. If the Company cannot demonstrate compliance by the allotted compliance period(s), Nasdaq’s staff will notify the Company that its ordinary shares are subject to delisting.

The Company intends to monitor the closing bid price of its ordinary shares and its continued listing on Nasdaq is a priority for the Company. Should the situation not resolve itself over the above-mentioned time frame, the Company intends to consider available options to cure the deficiency and regain compliance with the minimum bid price requirement within the compliance period.

About IceCure Medical Ltd.

IceCure Medical Ltd. (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses regaining compliance with Nasdaq’s continued listing requirements, and timing and effect thereof. Because such actions deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this press release. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914